# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Via Transportation, Inc., CIK 0001603015
CUSIP: 92556W104
Title of class of securities: Class A common stock, $0.00001 par value per share
Address of issuer's principal executive offices: 114 5th Ave, 17th Floor, New York, New York (NY), 10011
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001650485

## Reporting persons
- PITANGO GROWTH FUND I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 1,787,179; shared voting power 0; sole dispositive power 1,787,179; shared dispositive power 0; aggregate amount beneficially owned 1,787,179 (2.4% of the class)
  Comment: Row 11: The percent of class set forth in row 11 reflects the percentage of all outstanding shares of Class A common stock constituted by the shares held by the Reporting Person. The actual voting power of the Reporting Person's shares is lower (1.6%), due to the 3,846,183 shares of Class B common stock outstanding, which vote together with the Class A common stock and are entitled to 10 votes per share (as opposed to shares of Class A common stock, which are entitled to one vote for share).
- Pitango Growth Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 323,375; shared voting power 0; sole dispositive power 323,375; shared dispositive power 0; aggregate amount beneficially owned 323,375 (0.4% of the class)
  Comment: Row 11: The percent of class set forth in row 11 reflects the percentage of all outstanding shares of Class A common stock constituted by the shares held by the Reporting Person. The actual voting power of the Reporting Person's shares is lower (0.3%), due to the 3,846,183 shares of Class B common stock outstanding, which vote together with the Class A common stock and are entitled to 10 votes per share (as opposed to shares of Class A common stock, which are entitled to one vote for share).
- Pitango Growth Principals Fund I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 35,870; shared voting power 0; sole dispositive power 35,870; shared dispositive power 0; aggregate amount beneficially owned 35,870 (0.05% of the class)
  Comment: Row 11: The percent of class set forth in row 11 reflects the percentage of all outstanding shares of Class A common stock constituted by the shares held by the Reporting Person. The actual voting power of the Reporting Person's shares is lower (0.03%), due to the 3,846,183 shares of Class B common stock outstanding, which vote together with the Class A common stock and are entitled to 10 votes per share (as opposed to shares of Class A common stock, which are entitled to one vote for share).
- Pitango Growth Principals Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 7,663; shared voting power 0; sole dispositive power 7,663; shared dispositive power 0; aggregate amount beneficially owned 7,663 (0.01% of the class)
  Comment: Row 11: The percent of class set forth in row 11 reflects the percentage of all outstanding shares of Class A common stock constituted by the shares held by the Reporting Person. The actual voting power of the Reporting Person's shares is lower (0.007%), due to the 3,846,183 shares of Class B common stock outstanding, which vote together with the Class A common stock and are entitled to 10 votes per share (as opposed to shares of Class A common stock, which are entitled to one vote for share).
- Pitango Venture Capital Fund VI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 2,026,270; shared voting power 0; sole dispositive power 2,026,270; shared dispositive power 0; aggregate amount beneficially owned 2,026,270 (2.7% of the class)
  Comment: Row 11: The percent of class set forth in row 11 reflects the percentage of all outstanding shares of Class A common stock constituted by the shares held by the Reporting Person. The actual voting power of the Reporting Person's shares is lower (1.8%), due to the 3,846,183 shares of Class B common stock outstanding, which vote together with the Class A common stock and are entitled to 10 votes per share (as opposed to shares of Class A common stock, which are entitled to one vote for share).
- Pitango Venture Capital Fund VI-A, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 261,032; shared voting power 0; sole dispositive power 261,032; shared dispositive power 0; aggregate amount beneficially owned 261,032 (0.35% of the class)
  Comment: Row 11: The percent of class set forth in row 11 reflects the percentage of all outstanding shares of Class A common stock constituted by the shares held by the Reporting Person. The actual voting power of the Reporting Person's shares is lower (0.23%), due to the 3,846,183 shares of Class B common stock outstanding, which vote together with the Class A common stock and are entitled to 10 votes per share (as opposed to shares of Class A common stock, which are entitled to one vote for share).
- Pitango Venture Capital Principals Fund VI L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 48,344; shared voting power 0; sole dispositive power 48,344; shared dispositive power 0; aggregate amount beneficially owned 48,344 (0.06% of the class)
  Comment: Row 11: The percent of class set forth in row 11 reflects the percentage of all outstanding shares of Class A common stock constituted by the shares held by the Reporting Person. The actual voting power of the Reporting Person's shares is lower (0.04%), due to the 3,846,183 shares of Class B common stock outstanding, which vote together with the Class A common stock and are entitled to 10 votes per share (as opposed to shares of Class A common stock, which are entitled to one vote for share).
- Pitango Continuation Fund 2021, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 635,959; shared voting power 0; sole dispositive power 635,959; shared dispositive power 0; aggregate amount beneficially owned 635,959 (0.84% of the class)
  Comment: Row 11: The percent of class set forth in row 11 reflects the percentage of all outstanding shares of Class A common stock constituted by the shares held by the Reporting Person. The actual voting power of the Reporting Person's shares is lower (0.56%), due to the 3,846,183 shares of Class B common stock outstanding, which vote together with the Class A common stock and are entitled to 10 votes per share (as opposed to shares of Class A common stock, which are entitled to one vote for share).
- Pitango Principals Continuation Fund 2021, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 6,425; shared voting power 0; sole dispositive power 6,425; shared dispositive power 0; aggregate amount beneficially owned 6,425 (0.01% of the class)
  Comment: Row 11: The percent of class set forth in row 11 reflects the percentage of all outstanding shares of Class A common stock constituted by the shares held by the Reporting Person. The actual voting power of the Reporting Person's shares is lower (0.006%), due to the 3,846,183 shares of Class B common stock outstanding, which vote together with the Class A common stock and are entitled to 10 votes per share (as opposed to shares of Class A common stock, which are entitled to one vote for share).
- Pitango G.P. Capital Holdings Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 2,978,030; sole dispositive power 0; shared dispositive power 2,978,030; aggregate amount beneficially owned 2,978,030 (3.9% of the class)
  Comment: Row 11: The percent of class set forth in row 11 reflects the percentage of all outstanding shares of Class A common stock held by entities controlled by the Reporting Person (for which the Reporting Person serves as the general partner of the general partner of those entities). The actual voting power of those shares is lower (2.6%), due to the 3,846,183 shares of Class B common stock outstanding, which vote together with the Class A common stock and are entitled to 10 votes per share (as opposed to shares of Class A common stock, which are entitled to one vote for share).
- Pitango Capital Holdings 2019 Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 331,038; sole dispositive power 0; shared dispositive power 331,038; aggregate amount beneficially owned 331,038 (0.4% of the class)
  Comment: Row 11: The percent of class set forth in row 11 reflects the percentage of all outstanding shares of Class A common stock held by entities controlled by the Reporting Person (for which the Reporting Person serves as the general partner of the general partner of those entities). The actual voting power of the Reporting Person's shares is lower (0.3%), due to the 3,846,183 shares of Class B common stock outstanding, which vote together with the Class A common stock and are entitled to 10 votes per share (as opposed to shares of Class A common stock, which are entitled to one vote for share).
- Pitango VGP 2016 Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,823,049; sole dispositive power 0; shared dispositive power 1,823,049; aggregate amount beneficially owned 1,823,049 (2.4% of the class)
  Comment: Row 11: The percent of class set forth in row 11 reflects the percentage of all outstanding shares of Class A common stock held by entities controlled by the Reporting Person (for which the Reporting Person serves as the general partner of the general partner of those entities). The actual voting power of the Reporting Person's shares is lower (1.6%), due to the 3,846,183 shares of Class B common stock outstanding, which vote together with the Class A common stock and are entitled to 10 votes per share (as opposed to shares of Class A common stock, which are entitled to one vote for share).

## Item 1. Issuer
Name of issuer: Via Transportation, Inc.
Address of issuer's principal executive offices: 114 5th Ave, 17th Floor, New York, NY 10011

## Item 2. Person Filing
Name of person filing:
The following entities are filing this Statement of Beneficial Ownership on Schedule 13G (this "Statement"): (i) Pitango Growth Fund I, L.P.; (ii) Pitango Growth Fund II, L.P.; (iii) Pitango Growth Principals Fund I, L.P.; (iv) Pitango Growth Principals Fund II, L.P.; (v) Pitango Venture Capital Fund VI, L.P.; (vi) Pitango Venture Capital Fund VI-A, L.P.; (vii) Pitango Venture Capital Principals Fund VI, L.P.; (viii) Pitango Continuation Fund 2021, L.P.; (ix) Pitango Principals Continuation Fund 2021, L.P. (the entities identified in (i) through (ix) are referred to collectively as the "Pitango Investing Entities"); (x) Pitango G.P. Capital Holdings Ltd.; (xi) Pitango Capital Holdings 2019 Ltd.; and (xii) Pitango VGP 2016 Ltd. (the entities identified in (x) through (xii) are referred to collectively as the "Pitango GP GPs"). Together, the Pitango Investing Entities and the Pitango GP GPs are referred to collectively as the "Pitango Reporting Persons."

The Pitango Investing Entities directly hold the Class A common stock reported in this Statement. The Pitango GP GPs serve as the sole general partners of the general partners of the Pitango Investing Entities and therefore possess shared voting and dispositive power with respect to the shares held by the Pitango Investing Entities. More specifically: (A) Pitango G.P. Capital Holdings Ltd. serves as sole general partner of the general partners of each of Pitango Venture Capital Fund VI, L.P., Pitango Venture Capital Fund VI-A, L.P., Pitango Venture Capital Principals Fund VI, L.P., Pitango Continuation Fund 2021, L.P., and Pitango Principals Continuation Fund 2021, L.P.; (B) Pitango Capital Holdings 2019 Ltd. serves as sole general partner of the general partners of each of Pitango Growth Fund II, L.P. and Pitango Growth Principals Fund II, L.P.; and (C) Pitango VGP 2016 Ltd. serves as sole general partner of the general partners of each of Pitango Growth Fund I, L.P. and Pitango Growth Principals Fund I, L.P.

The shareholders of Pitango G.P. Capital Holdings Ltd. are one individual (Ruth Alon) and six private companies that are each owned by one of the following individuals: Rami Beracha, Isaac Hillel, Rami Kalish, Aaron Mankovski, Nechemia Peres and Zeev Binman. The shareholders of Pitango Capital Holdings 2019 Ltd. are one individual (Ittai Harel) and eight private companies that are each owned by one of the following individuals: Guy Ezekiel, Ayal Itzkovitz, Eyal Niv, Isaac Hillel, Rami Kalish, Aaron Mankovski, Nechemia Peres and Zeev Binman. The shareholders of Pitango VGP 2016 Ltd. are one individual (Ittai Harel) and eight private companies that are each owned by one of the following individuals: Rami Beracha, Ayal Itzkovitz, Eyal Niv, Isaac Hillel, Rami Kalish, Aaron Mankovski, Nechemia Peres and Zeev Binman.
Address of principal business office or, if none, residence: The principal business office of each of the Pitango Reporting Persons is: 2 Leonardo da Vinci St., Landmark Tower, Tel-Aviv-Yafo, 6473309, Israel
Citizenship: Please see row 4 of the cover pages of the respective Pitango Reporting Persons.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Please see row 9 of the cover pages of the respective Pitango Reporting Persons. In the aggregate, the Pitango Reporting Persons beneficially own 5,132,117 shares of Class A Common Stock.
Percent of class:
The 5,132,117 shares of Class A Common Stock, in the aggregate, beneficially owned by the Pitango Reporting Persons constitute 6.8% of the outstanding number of shares of Class A Common Stock. Please see row 11 of the cover pages of the respective Pitango Reporting Persons and the related footnotes on such cover pages for the beneficial ownership percentage of Class A Common Stock by each individual Pitango Reporting Person. The foregoing percentages are calculated based on 75,510,856 shares of Class A Common Stock outstanding immediately following the completion of the Issuer's initial public offering, as disclosed in the Issuer's final prospectus filed pursuant to Securities Act Rule 424(b)(4) on September 15, 2025. Those calculations assume that the underwriters' option to purchase up to 1,607,142 additional shares of Class A Common Stock has not been exercised.

Because the Class B Common Stock is entitled to ten votes per share while the Class A Common Stock is entitled to one vote per share, and the two classes vote together on an as-converted basis, the aggregate voting power possessed by the shares of Class A Common Stock beneficially owned by all Pitango Reporting Persons in the aggregate and by each individual Pitango Reporting Person is proportionately lower than the percentage of outstanding shares of Class A Common Stock represented by those shares. See the footnote on the respective cover page of each Pitango Reporting Person for that actual voting power. Based on 113,972,686 total voting rights outstanding immediately following the offering (comprised of 75,510,856 votes from Class A Common Stock and 38,461,830 votes from Class B Common Stock), the 5,132,117 shares of Class A Common Stock, in the aggregate, beneficially owned by the Pitango Reporting Persons possess approximately 4.5% of the total voting power of the Issuer's outstanding common stock.
Sole power to vote or to direct the vote: Please see row 5 of the cover pages of the respective Pitango Reporting Persons and the related footnotes on such cover pages.
Shared power to vote or to direct the vote: Please see row 6 of the cover pages of the respective Pitango Reporting Persons and the related footnotes on such cover pages.
Sole power to dispose or to direct the disposition: Please see row 7 of the cover pages of the respective Pitango Reporting Persons and the related footnotes on such cover pages.
Shared power to dispose or to direct the disposition: Please see row 8 of the cover pages of the respective Pitango Reporting Persons and the related footnotes on such cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The shareholders of the Pitango GP GPs identified in Item 2(a) above have the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of Class A Common Stock beneficially owned by the Pitango Reporting Persons.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1. Joint Filing Agreement pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended

## Signatures
- PITANGO GROWTH FUND I, L.P.: /s/ Eyal Klein, Eyal Klein/CFO (10/26/2025)
- PITANGO GROWTH FUND I, L.P.: /s/ Nechemia Peres, Nechemia Peres/Managing Director (10/26/2025)
- Pitango Growth Fund II, L.P.: /s/ Eyal Klein, Eyal Klein/CFO (10/26/2025)
- Pitango Growth Fund II, L.P.: /s/ Nechemia Peres, Nechemia Peres/Managing Director (10/26/2025)
- Pitango Growth Principals Fund I, L.P.: /s/ Eyal Klein, Eyal Klein/CFO (10/26/2025)
- Pitango Growth Principals Fund I, L.P.: /s/ Nechemia Peres, Nechemia Peres/Managing Director (10/26/2025)
- Pitango Growth Principals Fund II, L.P.: /s/ Eyal Klein, Eyal Klein/CFO (10/26/2025)
- Pitango Growth Principals Fund II, L.P.: /s/ Nechemia Peres, Nechemia Peres/Managing Director (10/26/2025)
- Pitango Venture Capital Fund VI, L.P.: /s/ Eyal Klein, Eyal Klein/CFO (10/26/2025)
- Pitango Venture Capital Fund VI, L.P.: /s/ Nechemia Peres, Nechemia Peres/Managing Director (10/26/2025)
- Pitango Venture Capital Fund VI-A, L.P.: /s/ Eyal Klein, Eyal Klein/CFO (10/26/2025)
- Pitango Venture Capital Fund VI-A, L.P.: /s/ Nechemia Peres, Nechemia Peres/Managing Director (10/26/2025)
- Pitango Venture Capital Principals Fund VI L.P.: /s/ Eyal Klein, Eyal Klein/CFO (10/26/2025)
- Pitango Venture Capital Principals Fund VI L.P.: /s/ Nechemia Peres, Nechemia Peres/Managing Director (10/26/2025)
- Pitango Continuation Fund 2021, L.P.: /s/ Eyal Klein, Eyal Klein/CFO (10/26/2025)
- Pitango Continuation Fund 2021, L.P.: /s/ Nechemia Peres, Nechemia Peres/Managing Director (10/26/2025)
- Pitango Principals Continuation Fund 2021, L.P.: /s/ Eyal Klein, Eyal Klein/CFO (10/26/2025)
- Pitango Principals Continuation Fund 2021, L.P.: /s/ Nechemia Peres, Nechemia Peres/Managing Director (10/26/2025)
- Pitango G.P. Capital Holdings Ltd.: /s/ Eyal Klein, Eyal Klein/CFO (10/26/2025)
- Pitango G.P. Capital Holdings Ltd.: /s/ Nechemia Peres, Nechemia Peres/Managing Director (10/26/2025)
- Pitango Capital Holdings 2019 Ltd.: /s/ Eyal Klein, Eyal Klein/CFO (10/26/2025)
- Pitango Capital Holdings 2019 Ltd.: /s/ Nechemia Peres, Nechemia Peres/Managing Director (10/26/2025)
- Pitango VGP 2016 Ltd.: /s/ Eyal Klein, Eyal Klein/CFO (10/26/2025)
- Pitango VGP 2016 Ltd.: /s/ Nechemia Peres, Nechemia Peres/Managing Director (10/26/2025)